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                                                                    EXHIBIT 99.2

             [LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES, INC.]


                                March 19, 1998


Mr. S. Craig George
Vintage Petroleum, Inc.
4200 One Williams Center
Tulsa, Oklahoma  74172

Dear Mr. George:


        In accordance with your request, we have estimated the proved reserves and future revenue, as of January 1, 1998, to the combined interests of Vintage Oil Argentina, Inc. and Shamrock Ventures (Boliviana) Ltd. (collectively referred to herein as "Total South America") in certain oil and gas properties located in the South American countries of Argentina and Bolivia as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).


        As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Total South America interest, as of January 1, 1998, to be:

                                        Net Reserves                          Future Net Revenue (USM$)
                          ---------------------------------------       --------------------------------------
                                  Oil                  Gas                                      Present Worth
      Category                  (MBBL)                (MMCF)                  Total                at 10%
---------------------     ----------------       ----------------       ----------------      ----------------
Proved Developed
 Producing                         37,537.5            42,165.3              276,139.5              200,318.8
 Non-Producing                     11,771.1            97,958.8              215,182.6              115,826.0
Proved Undeveloped                 38,525.0            51,192.1              371,336.1              183,732.5
                             --------------      --------------      -----------------      -----------------
  Total Proved                     87,833.6           191,316.2              862,658.2              499,877.3





        The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet
(MMCF) at the contract temperature and pressure bases. All prices, costs, and revenue estimates are expressed in United States dollars referred to hereinafter as $.


        As shown in the Table of Contents, this report includes summary projections of reserves and revenue for each country by reserve category along with one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term "lease" refers to a single economic projection.


       The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with


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SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.


        Future gross revenue to the Total South America interest is prior to deducting provincial production taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of Argentine, Bolivian, or United States federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.


        For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.


        Oil prices used in this report for Argentina are based on a NYMEX price of $17.45 per barrel, the weekly average price in effect on December 31, 1997, as specified by the contract under which the oil is sold. These prices are adjusted by lease for gravity, transportation fees, and regional posted price differentials. An oil price of $16.75 per barrel, based on a long-term sales contract, is used for Bolivia. Oil prices are held constant in accordance with SEC guidelines. Gas prices used in this report are based on contract prices, adjusted for transportation fees and BTU content. In accordance with SEC guidelines, these prices are adjusted according to the provisions of existing gas contracts which remain in effect throughout the life of the properties.


        Lease and well operating costs are based on operating expense records of Vintage Petroleum, Inc. (Vintage). For recently acquired properties for which there are not adequate historical operating expense records, the operating expense estimates of Vintage have been used. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of Vintage are not included. For certain recently acquired properties, lease and well operating costs are adjusted to reflect Vintage's intention to modify procedures upon obtaining operational control of the properties. In accordance with SEC guidelines, lease and well operating costs are held constant throughout the life of the properties with the exception of the adjustments described herein. Capital costs are included as required for workovers, new development wells, and production equipment.


        We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Total South America interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any
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such imbalances; our projections are based on Total South America receiving its net revenue interest share of estimated future gross gas production.


        The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates up or down in the future as additional performance data become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.


        In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.


        The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Vintage Petroleum, Inc., and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.



                                Very truly yours,


                                /s/  Frederic D. Sewell
TJT:KBS